

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

<u>Via E-mail</u>
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
9070 S. Rita Rd Suite 1450
Tuscon, Arizona 85747

      Re: AudioEye, Inc.
              Registration Statement on Form S-1
              Filed October 21, 2011
              File No. 333-177463

Dear Mr. Bradley:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that CMGO will file the preliminary proxy with the Commission.

2.   Please note that the preliminary proxy filed by CMGO should include pro forma financial information showing the effects of the proposed transactions on CMGO. See the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6. Consider the guidance in Article 11 of Regulation S-X.

3.   Please provide separate votes for the Separation and the ratification of the Master Agreement, or advise us why you do not believe this is appropriate. Refer to Proxy Rule 14A-4(a)(3) and related Division of Corporation Finance interpretive positions

available at www.sec.gov. In addition, please provide appropriate supporting
disclosure for the proposal related to the ratification of the Master Agreement.

4.   On the cover page, the notice to shareholders, the Q&A and the summary, please
disclose related party ownership percentages in AEAC.

Registration Statement Cover Page

5.   Please check the box denoting this as a Rule 415 offering or advise us why you
believe it is not an offering covered by Rule 415. We note you have included the
Rule 415 undertakings.

Q: How will the rights of CMGO stockholders change following the Separation?, page 1

6.   In the answer, please disclose the change in control of the registrant following the
Separation and exchange and identify the new control persons. Please include similar
disclosure in the summary risk factors section.

CMGO's Business, page 6

7.   Please revise this section to provide the net profit (loss) for the year ended December
31, 2011 and the six months ended June 30, 3011, respectively.

Risks Relating to AE's Business, page 7

8.   Please include a risk factor related to AE's financial condition and ability to continue
as a going concern after the Separation.

Overview of the Separation, page 8

9.   Please provide more detail on the treatment of the Senior Notes in these transactions.

Interests of Certain Persons in the Separation, page 10

10.   Please provide more detail on the post-separation related party ownership of AE.

Relationship between CMGO and AE after the Separation, page 33

11.   Please revise this section to indicate the duration of the 10% cash to be paid under the
Royalton Agreement, the 7.5% commission and 10% of net revenues under the
Service Agreement as stipulated in those agreements.

AEs inability to obtain…, page 14

12.   Please provide more detail on necessary third-party approvals.

AE could be materially adversely affected by its level of indebtedness, page 16

13.   Please expand this ratio to provide quantitative support, such as a pro forma debt ratio
        and/or fixed charge coverage ratio.

AE expects that it will be substantially dependent…, page 20

14.   Please provide more detail on significant customer concentrations.

The concentration of AE capital stock…, page 25

15.   Please provide related party names and pro forma ownership percentages, both before
        and after any conversion of insider debt.

Description of Material Indebtedness, page 33

16.   Please file as an exhibit to this registration statement the promissory note issued by
        AudioEye, Inc to Nathaniel Bradley. Refer to Item 601(b)(10) of Regulation S-K.

2011 Progression of Equity, Royalty, and Service Contract Licensing Model, page 41

17.   Please tell us the status of your discussions with the "top 10 U.S business college"
        and the potential partnership with a "top tier Content Delivery Network."

AE Pro Forma Capitalization, page 45

18.   Please explain to us your basis for assuming that AE will assume the senior debt from
        CMGO. In this regard, we note your disclosure on page 8 that the release of CMGO
        under the senior notes is also probable through the purchase of the senior notes by
        shareholders of AEAC and/or other persons whose participation may be arranged by
        AEAC.

19.   Clarify whether there is a commitment from Mr. Bradley to convert his notes into
        common stock of AE and, if so, why you have not given effect to the conversion in
        the pro forma presentation.

AE Pro Forma Consolidated Financial Statements, page 46

20.   Please include pro forma financial information for AE that begins with the historical
        financial statements as presented, along with the pro forma adjustments necessary to

show the effects of the proposed transactions. Consider the guidance in Article 11 of Regulation S-X.

AudioEye, Inc. Financial Statements, page 48

21.	Please update the financial statements and all related disclosures, including MD&A, in accordance with Rule 8-08 of Regulation S-X.

Notes to Consolidated Financial Statements, page 52

22.	Please revise to update the notes for all interim activity. As an example only, please reconcile the descriptions of patents in Notes 1 and 6 with your disclosure on page 44.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation, page 52

23.	We note your disclosure on page 14 that prior to the Separation, the business of AE was operated by CMGO as part of one corporate organization and was not operated as a stand-alone company. Please explain to us how you considered SAB Topic 1B in determining whether the historical income statements of AE reflect all of its costs of doing business. Expand note 2 as appropriate.

Note 4: Marketable Securities, page 55

24.	We note your disclosure that as of June 30, 2011, you held 150,000 shares of ETI's common stock with a fair value of $74,100. Please revise to reconcile the fair value to the amount shown on your unaudited balance sheet on page 48.

Note 12: Subsequent Events, page 57

25.	Please revise to disclose all significant terms of the Convertible Promissory Note, including that the principal and interest are convertible to common stock of AE within 24 months at $0.25 per share.

26.	With respect to the share exchange transaction as disclosed here and elsewhere in the filing, please address the following comments:

- Tell us how AEAC accounted for the rights transferred by the former stockholders of AE.
- Clarify whether the rights currently held by AEAC will be held by CMGO or AE after the Share Exchange.

- Tell us how AE will account for each of the proposed transactions and the authoritative literature upon which you will rely.
- Tell us why the financial statements of AEAC are not included in the filing.

Management of AE, page 61

27. Please revise this section to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Withrow should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 63

28. Please revise to clarify that the table is pro forma for the exchange in addition to the separation. In addition, please expand the footnote to reflect Mr. Bradley's ownership assuming full conversion of the note.

Experts, page 68

29. Please revise to reference the audit report for AudioEye.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: David L. Ficksman